

09055723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 83699—2 3699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SECURITIES RESEARCH, INC.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3055 CARDINAL DRIVE

(No. and Street)

VERO BEACH   **FLORIDA**   **32963**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOM WISEMAN, VICE PRESIDENT   **(772) 231-6689**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. BRACKINS, CPA., PA

(Name – *if individual, state last, first, middle name*)

1826 14TH AVE., SUITE 102   **VERO BEACH**   **FLORIDA 32960**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __THOMAS A. WISEMAN_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SECURITIES RESEARCH, INC._____ , as of __DECEMBER 31_____, 20_08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                                        Signature

                                                                  VICE PRESIDENT
                                                                  _____
                                                                            Title

_____
            Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. J. BRACKINS, C.P.A., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

Member
American Institute of
Certified Public Accountants

Florida Institute Of
Certified Public Accountants

A. J. BRACKINS, C. P. A.

SALLIE C. WATSON, C. P. A.

JEANNIE M. HERAN, C. P. A.

February 20, 2009

Securities Research, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements of Securities Research, Inc. for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulating Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

A. J. Broadbuns, CPA, PA
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2008

SECURITIES RESEARCH, INC.
Vero Beach, Florida

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2008

A. J. BRACKINS, C.P.A., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

A. J. BRACKINS, C.P.A.

SALLIE C. WATSON, C.P.A.

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

February 20, 2009

To the Board of Directors
Securities Research, Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Securities Research, Inc. as of December 31, 2008, and the related statements of loss and comprehensive loss, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentations. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Research, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$	26,599
Receivable from Clearing Broker		111,818
Marketable securities available for sale, at market		1,452,227
Prepaid expenses and other		25,796
Refundable income taxes		130,197
Equipment, furniture and fixtures and leasehold improvements at cost net of accumulated depreciation of $169,351 using straight - line and accelerated methods		4,315
Goodwill, net		153,716
	$	1,904,668

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$	59,341
Total liabilities		59,341

Stockholder's Equity:

Common stock, $10 par value, authorized 100 shares; issued and outstanding 50 shares		500
Additional paid - in capital		1,040,466
Retained earnings		1,207,064
Accumulated other comprehensive loss		(402,703)
Total stockholder's equity		1,845,327
	$	1,904,668

Read the accompanying notes to financial statements

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SECURITIES RESEARCH, INC.

STATEMENT OF LOSS AND COMPREHENSIVE LOSS

For the Year Ended December 31, 2008

Revenue	
Commissions	$ 1,950,643
Interest, dividends and gains and losses on marketable	
securities held for sale	193,426
	2,144,069
Expenses	
Employee compensation	1,006,958
Clearing charges	351,953
Quotatioin services	157,649
Occupancy	181,465
Telephone	85,353
Office supplies and expenses	47,406
Payroll taxes	76,556
Advertising	55,515
Depreciation	3,878
Other	525,527
Total expenses	2,492,260
Loss before income tax benefit	(348,191)
Provision for Income Tax Benefit	41,481
Net loss	(306,710)
Other comprehensive loss:	
Unrealized holding losses arising during the year	(455,618)
Reclassification adjustment for losses recorded in prior years	187,508
Provision for Income Tax Benefit	0
Other comprehensive loss	(268,110)
Comprehensive loss	$ (574,820)

Read the accompanying notes to financial statements

3

SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Total
Balance, December 31, 2007	$ 500	$ 1,040,466	$ 1,613,774	$ (134,593)	$ 2,520,147
Net loss	-	-	(306,710)	-	(306,710)
Other comprehensive loss	-	-	-	(268,110)	(268,110)
Dividends paid	-	-	(100,000)	-	(100,000)
Balance, December 31, 2008	$ 500	$ 1,040,466	$ 1,207,064	$ (402,703)	$ 1,845,327

Read the accompanying notes to financial statements

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SECURITIES RESEARCH, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended December 31, 2008

Balance, December 31, 2008	$ -
Balance, December 31, 2007	$ -

SECURITIES RESEARCH, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

Cash Flows from operating activities:

Comprehensive loss		$ (574,820)
Adjustments to reconcile comprehensive loss to net cash provided by operating activities:		
Depreciation	$ 3,878	
Refundable income taxes	(41,481)	
Unrealized losses on marketable securities	455,618	
Decrease in prepaid expenses	1,497	
Decrease in receivable from clearing broker	44,099	
Decrease in accounts payable and accrued liabilities	(63,876)	
Total adjustments		399,735
Net cash from operating activities		(175,085)
Cash used in investing activities:		
Purchases of marketable securities available for sale		(242,203)
Sales of marketable securities available for sale		384,950
Net cash from investing activities		142,747
Cash used in financing activities:		
Dividends paid		(100,000)
Net decrease in cash		(132,338)
Cash at beginning of year		158,937
Cash at end of year		$ 26,599

For purposes of the Statement of Cash Flows, the Company considers money market funds and cash credits with the clearing broker as marketable securities

Amounts paid during 2008 for:

Income taxes (to the Parent Company)	$ 6,407
Interest	$ -

Read the accompanying notes to financial statements

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Note 1 – Organization and Summary of Significant Accounting Policies
Organization:

Securities Research, Inc. (the Company) was incorporated on October 16, 1978 under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), Lake Charles, LA. The Company operates as a Broker / Dealer, principally through a fully disclosed correspondent agreement. The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, Virginia, and Connecticut.

Summary of Significant Accounting Policies
Pervasiveness of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Capitalization:

Equipment, furniture and fixtures and leasehold improvements are recorded at cost. Depreciation is provided using both accelerated and straight-line methods over the estimated useful lives of the individual assets.

Investments:

Marketable securities available for sale are valued at market value. Any difference between cost and market is included in other comprehensive income. Realized gains and losses are included in net income or net loss.

Goodwill:

Goodwill represents the excess of the cost of purchased companies over the fair value of the net assets at date of acquisition. In June 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead, tested for impairment at least annually. The Company has adopted certain provisions of Statement 142 and, as a result, did not amortize goodwill in 2008.

Advertising:

The company charges the cost of media advertising to operations in the period when the expense is incurred.

Note 1 – Organization and Summary of Significant Accounting Policies: (Cont'd)
Income Taxes:

Income tax expense is based on pretax financial accounting income and includes deferred taxes, when applicable, for the effects of timing differences between financial accounting income and taxable income. The consolidated current and deferred tax expense of the Parent Company is allocated to members of the group using the taxable income method (as defined in the Income Tax Regulations) under which each member's share of tax expense is allocated based upon it's separate taxable income, disregarding any members taxable loss.

Note 2 – Related Party Transactions

The Parent Company makes payments for State and Federal income taxes as they become due. During the year 2008 the Company paid the Parent Company $6,407 for prior year income taxes.

Note 3 – Exemption from Rule 15c3-3

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange act of 1934, under Section (k) (2) of the rule.

Note 4 – Investments

Investments consist of marketable securities available for sale at market value as follows:

Cash account with clearing broker	$ 740,397
State and municipal debt securities (cost $29,423)	25,689
Equity securities (cost $1,131,629)	686,141
Total	$ 1,452,227

Note 5 – Equipment, Furniture and Fixtures and Leasehold Improvements

Equipment, Furniture and fixtures and Leasehold Improvements consist of the following:

Leasehold improvements	$ 17,828
Furniture and fixtures	35,152
Machinery and Equipment	120,686
Total	173,666
Less accumulated depreciation	(169,351)
	$ 4,315

Depreciation charged to operations amounted to $ 3,878 for the current year.

Note 6 – Stockholder's Equity:

The following is reconciliation of stockholder's equity as reported in the December 31, 2008, unaudited FOCUS report and in the accompanying financial statements.

As reported in Focus Report	$ 1,825,460
Audit adjustments:	19,867
As reported in accompanying financial statements	$ 1,845,327

Note 7 – Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio aggregate indebtedness, as defined, to net capital exceeds 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $1,428,326 and $250,000 respectively.

Note 8 – Income Taxes

The Company files a consolidated Federal income tax return with its parent company and separate state income tax returns in several states. The provision for income taxes for 2008:

Provision for income taxes on operating income (Loss):

State income taxes	$ 5,397
U. S. Income Tax Benefit	(46,878)
Provision for income tax Benefit - Net	$ (41,481)

For financial reporting purposes, the Company has unrealized holding losses of $ 449,222 as of December 31, 2008. Based upon objective evidence, including current tax laws, management believes it is more likely than not that the net tax deferred assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax asset relating to other comprehensive losses for the year ended December 31, 2008.

Note 9 – Operating Leases

Certain equipment and office facilities are leased under operating leases expiring at various times. The minimum future rental commitments including expected renewals under these leases amounts to $ 857,412 for the next five years and are payable as follows:

Year Ending	Amount
2009	$ 171,927
2010	$ 171,756
2011	$ 171,243
2012	$ 171,243
2013	$ 171,243

Rent and utilities incurred under all operating leases amounted to $ 182,812 for the current year.

Note 10 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivable from clearing broker, and marketable securities. Marketable securities and cash with a market value of $1,352,100 and receivable from clearing broker ($111,818) are held by or due from the Company's clearing broker at December 31, 2008.

Note 11 – Litigation

The Company has not been involved in any litigation during the current fiscal year.

Note 12 – 401 (k) Savings Plan

The Company established a 401 (k) Savings Plan (the Plan) in 2002, by adopting a prototype plan established by its payroll service firm. Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. The Company matches the first 3% of employee contributions. Compensation expense for the 401(k) match in 2008 amounted to $22,034.

SECURITIES RESEARCH, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Year Ended December 31, 2008

Net Capital:

Total stockholders' equity		$ 1,845,327
Deductions and / or charges:		
Non-allowable assets:		
Prepaid expenses	$ 25,796	
Property and equipment	4,315	
Refundable income taxes	130,197	
Goodwill	153,716	
		314,024
Net capital before haircuts on securities position		1,531,303
Haircuts on securities		102,977
Net Capital		$ 1,428,326

Aggregate Indebtedness:

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 59,341

Minimum capital required - the greater of $250,000 or 6 2/3% of aggregate indebtedness	$ 250,000
Net Capital in Excess of Minimum Requirement	$ 1,178,326
Ratio of aggregate Indebtedness to Net Capital	.0415 to 1

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 1,459,388
Audit adjustments	(31,062)
Net capital per computation, December 31, 2008	$ 1,428,326

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